Viva International, Inc.

954 Business Park Drive, Suite #4

Traverse City, MI. 49686

(231) 946-4343

January 31, 2006

United States

Securities and Exchange Commission

Washington, D. C. 20546

RE: Viva International, Inc., Form 10-KSB for the Fiscal Year Ended December 31, 2004 & 10-QSB for the Quarter Ended June 30, 2005, File#000-30440/Secondary Comments Letter of November 17, 2005

Dear Sirs & Madams:

I have reviewed your November 17, 2005 comments resulting from your review of our Corporate filings and a review of my responses of October 12, 2005 made pursuant to your initial comments letter of August 30, 2005.

Prior to my official response and for the record, I acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commissions from taking any action with respect to the filing and the Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB for the Year Ended December 31, 2004

Refer to Prior Comment 2

In discussing your additional comments with our outside accountant, the impairment of asset as shown on the 2003 financial statement resulted from an adjustment of assets recorded to the books and accounts of the Parent or Holding Company (Viva International, Inc. previously known as The Auxer Group, Inc.) and was not the result of a write down associated with a discontinued operation or subsidiary. Accordingly, a restatement does not appear to be warranted.

I have limited my response to what appears to have been the remaining focus of your comments.

Refer to Prior Comment 4

I continue to believe that the valuation as stated on the financial statements is a fair and reasonable amount. Prior to the stock exchange as previously discussed, appraisals establishing the value of the aviation licensing and rights were obtained by recognized and respected unrelated industry authority. These appraisals were used as a measurement basis to determine the underlying value of stock to be exchanged pursuant to a final agreement. The agreed upon exchange of stock was authorized and executed by the previous officers and directors of the Auxer Group, Inc. and were on a basis acceptable to the founding shareholders of Viva Airlines, Inc. (as a private entity and its shareholders).

It is important to realize that aviation licensing rights are temporary assets and are renewable. The underlying value of the licensing rights is the ability to operate and the economic value of flight routes authorized by the applicable license.

The reliance upon appraisals and continuing periodic assessments of the ongoing value of the aviation licensing rights do suggest that the related rights could be sold or marketed at an amount equal to the appraised amount.

The routes authorized by aviation licensing and authority have value irrespective of whether ongoing operations are being conducted. The process of compliance to the licensing process including application as well as the production of aircraft manuals (equipment, safety, operational, maintenance, et al) is a formidable undertaking. To consider further that this undertaking was done in a third world country only added to the burden.

It is our opinion, that the licensing values supporting the exchange were independently determined and were a reliable basis for recording and determining value. Further, that the Company has had subsequent periodic appraisals that continue to support the values being reported on the financial statements are fairly presented. Finally, the value of the licensing rights and authority have value irrespective of ongoing operations (value supportable as a development stage enterprise and that continued maintenance of these temporary renewable assets would allow for sale to an independent third party at a price approximating its recorded value (initially and thereafter).

Refer to Prior Comment 6

Your comments as related to disclosure, restatement and the recognition of correction of an error commentary in the independent auditor’s report are duly noted.

Notwithstanding, my comments and discussions above do not concur that any restatement or correction of an error pertaining to previously issued financial statements is or should be required.

I trust that the responses included in this correspondence are complete with reference to the items you raised in your correspondence of November 17, 2005.

Should you have any further questions or I can be of further assistance, please contact me.

Sincerely,

/s/ Robert J. Scott

Robert J. Scott

Chief Financial Officer